FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2003

                              ARACRUZ CELULOSE S.A.


                 Rua Lauro Muller 116-21(degree) Andar, Botafogo
                        Rio de Janeiro, 22299-900 Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F  X      Form 40-F
                                                  ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No X
   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ARACRUZ CELULOSE S.A.
                                                      (Registrant)


Date: May 20, 2003                     By:   /s/ Carlos Augusto Lira Aguiar
                                             -------------------------------
                                             Name:   Carlos Augusto Lira Aguiar
                                             Title:  Chief Executive Officer

                                  EXHIBIT INDEX


99.1.   Summary of the Decisions taken at the Shareholders Annual Meeting held on April 29, 2003.
99.2.   Announcement to the Market
99.3.   First Quarter 2003 Results